Exhibit 99.339

Nextech to Launch Human Hologram Creation App HoloX on Microsoft’s HoloLens2

VANCOUVER, B.C., Canada – August 5th, 2021 – Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality (AR) for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events, is pleased to announce that it has begun integration of its mixed reality (MR) solution HoloX, a human hologram application into HoloLens2 which is expected to be available in September 2021. This implementation will support gesture controls across HoloX’s UI and UX, allowing for users to navigate the application through eye-tracking and hand gestures.

Click here for demo video

AR/MR smart glasses are wearable computer-capable glasses that add 3D images and animations to a massive screen on your glasses. The HoloLens initiative is being designed as a solution to provide a more realistic feeling of human hologram presence, beyond what is currently capable from other in market solutions. This project is the first product coming out of Nextech’s AR Innovation Labs to support head mounted displays, however the company is now actively looking at other AR glasses manufacturers as well. This work will provide a platform for the development of solutions for industries where immersive interactions are vital to remote collaboration including: education, medical, military field training and others.

Nextech CEO Evan Gappelberg comments “The AR computer glasses industry is going to be substantial with Facebook, SNAP, Apple, Google, Lenovo and Microsoft all coming out with their own version. We are starting with Microsoft as they are clearly targeting HoloLens at corporations and the government, places where we already have customer relationships and we see very specific use cases for our human holograms”. He continues “we see this integration with Microsoft HoloLens and our powerful content creation application HoloX as one of the key building blocks that sets us up for future success as the AR glasses industry is now rapidly accelerating”.

According to Gartner, by 2035, the digital human economy will become a $125-billion market. Digital human technologies are growing exponentially across many of today’s industries.

Evan Gappelberg

investor.relations@Nextechar.com

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About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are currently derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.